FILER:
COMPANY DATA:
COMPANY CONFORMED NAME: SODEXHO ALLIANCE SA
CENTRAL INDEX KEY: 0001169715
STANDARD INDUSTRIAL CLASSIFICATION: SERVICES-MANAGEMENT SERVICES [8741] IRS NUMBER: 000000000
FISCAL YEAR END: 0831
FILING VALUES:
FORM TYPE: 6-K
SEC ACT: 1934 Act SEC
FILE NUMBER:
FILM NUMBER:
BUSINESS ADDRESS:
STREET 1: 3 AVENUE NEWTON
STREET 2: 78180 MONTIGNY-LE-BRETONNEUX
CITY: FRANCE
STATE:
ZIP: 00000
BUSINESS PHONE: 0113313085
6-K
FORM 6-K
                              SECURITIES AND EXCHANGE COMMISSION
                                      Washington D.C. 20549

                                             FORM 6-K

                                 REPORT OF FOREIGN PRIVATE ISSUER
                             PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                                  SECURITIES EXCHANGE ACT OF 1934

                                         February 13, 2004

                                        SODEXHO ALLIANCE SA
                                         3, avenue Newton
                                   78180 Montigny-le-Bretonneux
                                              France
                             (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F         X                 Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                                 No       X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contents: Annual Report

                               EXHIBIT LIST

Exhibit           Description

99.1     Annual Report

                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODEXHO ALLIANCE SA
By: /s/ Sian Herbert-Jones
-------------------------------
Name:    Sian Herbert-Jones
Title:   Chief Financial Officer

Date: February 13, 2004

This document contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These include, but are not limited to, statements regarding anticipated future events and financial performance with respect to our operations. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated," "project," "plan," "pro forma," and "intend" or future or conditional verbs, such as "will," "would," and "may." Factors that could cause actual results to differ materially from expected results include, but are not limited to, those set forth in our Registration Statement on Form 20-F, as filed with the Securities and Exchange Commission (SEC), the competitive environment in which we operate, changes in general economic conditions and changes in the French, American and/or global financial and/or capital markets. Forward-looking statements represent management's views as of the date they are made, and we assume no obligation to update any forward-looking statements for actual events occurring after that date. You are cautioned not to place undue reliance on our forward-looking statements.

February 3, 2004
Sodexho Alliance
Shareholders' Meeting

Supplementary Report of the Board of Directors

Resolution proposed by shareholders, without the approval of the Board of Directors

On January 8, 2004, several shareholders requested the inclusion of a resolution at the Shareholders' Meeting. This resolution has been added to the agenda of the upcoming Shareholders' Meeting.

Such resolution concerns the modification of Article 16.4 of the Articles of Incorporation, specifically to reduce the holding period for double voting rights from 4 to 2 years.

Your Board has not approved this resolution.

Effectively, Sodexho has followed a long term strategy to develop it business. Transparently and consistently, your group has chosen, since its initial listing on the stock market, to support stable and long term ownership, by introducing double voting rights, conforming to the law.

Six years ago the holding period for double voting rights was reduced from 10 years to 4 years. It appears that for a large number of investors, 4 years is a reasonable period of time for this type of investment.

The Board of Directors
1 Annual Meeting

     - First Resolution

          (Approval of the financial statements - Discharge to directors)

          The Shareholders' Meeting, having heard the reports of the Board of Directors and the Auditors, approves the statutory financial statements of Sodexho Alliance for the year ended August 31, 2003, as presented by the Board of Directors, which show net income for the year of EUR 79,261,606.86. The meeting also approves the consolidated financial statements for the year, showing consolidated net income of EUR 162 million.

          The  Shareholders'   Meeting  acknowledges  that  the  Directors  have
          discharged their duties for the year ended August 31, 2003.


     - Second resolution

          (Income appropriation)

          In accordance with the proposal made by the Board of Directors, the Shareholders' Meeting resolves:

          To appropriate net income for the year ended August 31, 2003

     in the amount of:                                     EUR 79,261,606.86

     plus retained earnings brought
      forward from the prior year of:                     EUR 702,506,930.37

     Representing total income available
      for distribution of:                                EUR 781,768,537.23

     As follows:

       - Legal reserve to raise this
         reserve to 10% of the new capital                         EUR 59.60

       - Net dividend                                      EUR 97,003,154.65

     (Dividends on the 159,021,565 shares in issue, representing EUR 0.61 per share, giving rise to a tax credit of EUR 0.305)

     Retained earnings                                    EUR 684,765,322.98

     Total:                                               EUR 781,768,537.23

The dividend will be paid as from March 4, 2004.

       Dividends paid by the Company the last three years were as follows:

                                             2001-2002         2000-2001        1999-2000

Number of qualifying shares                159,021,416       158,945,502       33,587,529
Dividend before tax credit                        0.61              0.56             2.24
Tax credit                                       0.305              0.28             1.12
Dividend including tax credit                    0.915              0.84             3.36




     - Third Resolution

          (Approval of agreements involving directors)

          Having heard the Auditors' special report on agreements governed by Article L.225-38 of the Commercial Code, the Shareholders' Meeting approves this report and the agreements referred to therein.

     - Fourth Resolution

          (Authorization to trade in the Company's shares)

          Having heard the report of the Board of Directors and reviewed the information contained in the prospectus approved by the Commission des Operations de Bourse, the Shareholders' Meeting authorizes the Board of Directors and any duly authorized representative of the Board to trade in the Company's shares on the stock market in accordance with the provisions of articles L.225-209 et seq. of the Commercial Code.

          This authorization, which is given for a period of eighteen months, is designed to allow the Company to:

          - Stabilize the Sodexho share price by buying or selling shares on the open market, trading against the underlying trend.

          - Optimize the financial management of the Company and the management of its assets and liabilities.

          - Make stock awards to employees, in connection with profit-sharing programs, stock option plans, Employee Stock Ownership Plans or any other program or plan provided for by law.

          - Grant shares to senior managers, as compensation, based on their performance.

          - Remit shares in payment or exchange for shares or assets of another company, in connection with an acquisition or otherwise.

          - Cancel the shares.

          - Hold the shares in treasury stock, or exchange, sell, contribute or transfer them.

          The shares may be purchased, sold, exchanged or transferred by any appropriate method, on the stock market or over-the-counter or by means of derivatives. The total number of shares covered by the authorization may be purchased or transferred in a single block purchase or transfer.

          The shares may be purchased, sold, exchanged or transferred at any time, subject to compliance with regulatory limits.

          The maximum number of shares that may be acquired under this authorization is restricted to 10% of the Company's issued and outstanding share capital, currently 15,902,156 shares. The aggregate price paid to acquire the shares may not exceed EUR 636 million.

          The Shareholders' Meeting resolves that shares purchased or sold in order to stabilize the market price of Sodexho shares may not be acquired at a price in excess of EUR 40 per share. This maximum price will be adjusted in the case of any transactions that have a dilutive effect on the Company's capital.

          Full powers are given to the Board of Directors and any duly authorized representative of the Board to act on this authorization and to:

          - Place any and all buy or sell orders and enter into agreements for the keeping of records of share purchases and sales as well as any and all other appropriate agreements.

          - Carry out any and all filing and other formalities and generally do whatever is necessary.

          This authorization cancels and replaces all earlier authorizations to the same effect, including that given in the fourth resolution of the Annual Shareholders' Meeting of February 4, 2003.

     - Fifth Resolution

          (Re-election as director of Pierre Bellon)

          The Shareholders' Meeting re-elects Pierre Bellon, whose term has expired, for a three-year term expiring at the Annual Shareholders' Meeting to be called to approve the accounts for the year ending August 31, 2006.

     - Sixth Resolution

          (Re-election as director of Remi Baudin)

          The Shareholders' Meeting re-elects Remi Baudin, whose term has expired, for a three-year term expiring at the Annual Shareholders' Meeting to be called to approve the accounts for the year ending August 31, 2006.

     - Seventh Resolution

          (Re-election as director of Astrid Bellon)

          The Shareholders' Meeting re-elects Astrid Bellon, whose term has expired, for a three-year term expiring at the Annual Shareholders' Meeting to be called to approve the accounts for the year ending August 31, 2006.

     - Eighth Resolution

          (Re-election as director of Francois-Xavier Bellon)

          The Shareholders' Meeting re-elects Francois-Xavier Bellon, whose term has expired, for a three-year term expiring at the Annual Shareholders' Meeting to be called to approve the accounts for the year ending August 31, 2006.

     - Ninth Resolution

          (Re-election as director of Sophie Clamens)

          The Shareholders' Meeting re-elects Sophie Clamens, whose term has expired, for a three-year term expiring at the Annual Shareholders' Meeting to be called to approve the accounts for the year ending August 31, 2006.

     - Tenth Resolution

          (Re-election as director of Nathalie Szabo)

          The Shareholders' Meeting re-elects Nathalie Szabo, whose term has expired, for a three-year term expiring at the Annual Shareholders' Meeting to be called to approve the accounts for the year ending August 31, 2006.

     - Eleventh Resolution

          (Directors' fees)

          The Shareholders' Meeting resolves to award total annual fees of EUR 300,000 to the directors for the year ending August 31, 2004.

    - Twelfth Resolution

          (Authorization to issue EUR 1.2 billion in debt securities)

          At the Board of Directors' motion, the Shareholders' Meeting authorizes the Board to issue bonds in an aggregate nominal amount not to exceed EUR 1.2 billion or the equivalent in foreign currencies or monetary units, as determined based on the exchange rate ruling on the date of issue.

          The Shareholders' Meeting gives full powers to the Board of Directors to:

          - Carry out one or several bond issues within a period of five years from the date of this meeting. The timing and amounts of said issues will be decided at the Board's discretion, subject to compliance with the aggregate ceiling specified above.

          - Select the payment currency, the life, interest rate and other terms and conditions of the bonds, including the issue and redemption prices, the repayment terms, the circumstances in which the bonds may be bought back on the open market or redeemed in advance and any conversion rights to be attached to the bonds allowing holders to acquire new debt securities not carrying any future rights to acquire shares.

          - Enter into any and all underwriting and placement agreements with any and all banks or other institutions, take any and all necessary measures to permit the placement of the bonds and generally do whatever is necessary.

          This authorization cancels and replaces the authorization to the same effect given by the Annual Shareholders' Meeting of February 4, 2003.


Extraordinary Meeting

     - Thirteenth Resolution

          (Blanket authorization to issue shares and share equivalents with pre-emptive subscription rights, to be paid up in cash or by capitalizing premiums, retained earnings or otherwise)

          The Shareholders' Meeting, having heard the report of the Board of Directors and the Auditors' special report, resolves, pursuant to article L.225-129-III subparagraph 3 of the Commercial Code and the other relevant provisions of company law:

          1. To grant the Board of Directors the necessary powers to increase the share capital, on one or several occasions, in amounts and on dates to be determined at the Board's discretion:

               a) By issuing common shares, warrants and/or securities convertible, redeemable, exercisable or otherwise exchangeable for common shares immediately or in the future, at any time or on a fixed date, denominated in euro or foreign currencies.

               b) And/or by issuing bonus shares or raising the par value of existing shares, to be paid up by capitalizing the paid-in surplus or retained earnings or otherwise, pursuant to the provisions of the law and the Company's bylaws.

          2. To grant said authorization for a period of 26 months from the date of this Meeting.

          3. To limit the aggregate value of the issues that may be carried out pursuant to this authorization as follows:

               - In the case of capital increases carried out pursuant to the authorization given in paragraph 1 a) above:

                    a) The aggregate par value of the common shares that may be issued either directly or upon conversion, redemption, exercise or exchange of debt securities and other share equivalents may not exceed EUR 63 million or the equivalent in foreign currency or monetary units determined by reference to a basket of currencies, as calculated on the date of issue of the securities. The aggregate par value of any common shares to be issued to protect the rights of existing shareholders pursuant to the law as well as any shares issued pursuant to the fourteenth resolution of this Meeting shall be included within this ceiling.

                    b) The aggregate face value of debt securities representing share equivalents that may be issued pursuant to this authorization may not exceed EUR 570 million or the equivalent in foreign currency. The aggregate face value of any debt securities issued pursuant to the fourteenth resolution of this Meeting shall be included within this ceiling.

               - In the case of capital increases paid up by capitalizing the paid-in surplus, retained earnings or otherwise, the aggregate par value of the common shares that may be issued pursuant to this authorization may not exceed the aggregate amount of the qualifying paid-in surplus, retained earnings and other sums. Said issues shall not be included in the ceiling specified in paragraph 3 a) above.

          4. That,  for any issues  decided by the Board pursuant to paragraph 1
          a) of this resolution:

               - Shareholders shall have a pre-emptive right to subscribe such issues, pro rata to their existing shareholdings.

               - The Board of Directors may offer  shareholders  a pre-emptive
               right  to  subscribe  any   securities  not  taken  up  by  other
               shareholders as provided for above.

               - If any shares or share equivalents are not taken up by shareholders exercising their pre-emptive rights as provided for in the above two subparagraphs, the Board of Directors may take any or all of the following measures, in any order, subject to compliance with the law:

                    -  Limit  the   capital   increase  to  the  amount  of  the
                    subscriptions   received,   provided  that  at  least  three
                    quarters of the issue has been taken up.

                    - Freely allot all or some of the unsubscribed shares or share equivalents.

                    - Offer all or some of the issued,  unsubscribed  shares for
                    subscription   by  the   public,   on  the   French   and/or
                    international market.

               - By virtue of this authorization, in the case of issue of share equivalents, the shareholders automatically waive their pre-emptive right to subscribe the shares to be created upon conversion, redemption, exercise or exchange of said share equivalents in favor of the holders thereof.

               - The proceeds per share to be received by the Company in connection with any and all issues of shares and share equivalents carried out pursuant to this authorization shall be at least equal to 80% of the average of the opening prices of the Company's stock quoted on the Euronext Paris market on 10 consecutive trading days selected from among the 20 trading days immediately preceding the issue date of the shares or share equivalents, as adjusted for any difference in cum dividend dates.

          5. That the Board of Directors shall be fully empowered to act on this authorization subject to compliance with the law and to delegate such powers to the Chairman pursuant to the law. In particular, the Board of Directors shall be empowered to:

               - Determine the terms and conditions of issue of common shares or share equivalents.

               - Determine the dates and methods of issue and the nature and form of the securities, including, at the Board's discretion, subordinated and unsubordinated fixed term and perpetual bonds or notes.

               - Fix the terms at which the Company may be authorized to purchase shares or share equivalents on the stock market, for cash or in exchange for other securities, and authorize such purchases at any time or during fixed periods.

               - Authorize the Company to suspend the exercise of the rights attached to the share equivalents, if necessary, for a period not to exceed three months.

               - Charge the share issuance costs against the related paid-in surplus, together with any amounts required to raise the legal reserve to an amount corresponding to 10% of the new capital following each share issue, without seeking the prior authorization of the shareholders.

               - Pursuant to the exception allowed under article L.225-149 of the Commercial Code, decide that in the case of a share issue paid up by capitalizing the paid-in surplus or retained earnings, rights to fractions of shares will not be transferable. In this case, the corresponding shares will be sold and the proceeds from the sale will be allocated to the holders of these rights within 30 days of the date on which the whole number of shares allotted to them is recorded in their share account.

               - Enter into any and all agreements, take any and all measures and carry out any and all formalities in connection with the issue and servicing of the shares and share equivalents issued pursuant to this authorization and the exercise of the rights attached thereto.

          6. By virtue of this authorization, shares and share equivalents with pre-emptive subscription rights, are to be paid in cash or by capitalizing premiums, retained earnings or otherwise, without effecting the validity of any issues carried out pursuant to said previous authorizations prior to the date of the Meeting.

     - Fourteenth Resolution

          (Blanket authorization to issue shares and share equivalents without pre-emptive subscription rights)

          The Shareholders' Meeting, having heard the report of the Board of Directors and the Auditors' special report, resolves, pursuant to articles L.225-129-III subparagraph 3, L.225-148, L.225-150 and L.228-93 of the Commercial Code and the other relevant provisions of company law:

               1. To grant the Board of Directors the necessary powers to increase the share capital, on one or several occasions, in amounts and on dates to be determined at the Board's discretion, by issuing, on the French or international stock market, common shares, warrants and/or securities convertible, redeemable, exercisable or otherwise exchangeable for common shares immediately or in the future, at any time or on a fixed date, denominated in euro or foreign currencies. This authorization shall also cover the issue of shares or share equivalents in payment for securities acquired in connection with a public tender offer that fulfill the conditions laid down in article L.225-148 of the Commercial Code.

               2. To grant said authorization for a period of 26 months from the date of this Meeting.

               3. To limit the aggregate value of the issues that may be carried out pursuant to this authorization as follows:

                    a) The aggregate par value of the common shares that may be issued either directly or upon conversion, redemption, exercise or exchange of debt securities and other share equivalents may not exceed EUR 63 million or the equivalent in foreign currency or monetary units determined by reference to a basket of currencies, as calculated on the date of issue of the securities.

                    b) The aggregate par value of any common shares to be issued to protect the rights of existing shareholders pursuant to the law as well as any shares issued pursuant to the thirteenth resolution of this Meeting shall be included within this ceiling.

                    c) The aggregate face value of debt securities representing share equivalents that may be issued pursuant to this authorization may not exceed EUR 570 million or the equivalent in foreign currency. The aggregate face value of any debt securities issued pursuant to the thirteenth resolution of this Meeting shall be included within this ceiling.

               4. To waive the shareholders' pre-emptive right to subscribe any securities issued pursuant to this authorization by the Company or any subsidiary thereof that is more than 50%-owned, directly or indirectly. However, the Board will be required to grant shareholders a non-transferable priority right to subscribe all or part of such issues, pro rata to the number of shares held, on terms and for a period to be decided by the Board. At the Board's discretion, this priority right may be extended to include shares or share equivalents not taken up by other shareholders. Any securities not subscribed by shareholders during the priority subscription period will be placed among the public.

               5. That, by virtue of this authorization, in the case of issue of share equivalents, the shareholders automatically waive their pre-emptive right to subscribe the shares to be created upon conversion, redemption, exercise or exchange of said share equivalents in favor of the holders thereof.

               6. That the proceeds per share to be received by the Company in connection with any and all issues of shares and share equivalents carried out pursuant to this authorization shall be at least equal to the average of the opening prices of the Company's stock quoted on the Euronext Paris market on 10 consecutive trading days selected from among the 20 trading days immediately preceding the issue date of the shares or share equivalents, as adjusted for any difference in cum dividend dates.

               7. That the Board of Directors shall be fully empowered to act on this authorization subject to compliance with the law and to delegate such powers to the Chairman pursuant to the law. In particular, the Board of Directors shall be empowered to:

               - Determine the terms and conditions of issue of common shares or share equivalents, with the agreement of the Boards of the companies concerned, where applicable.

               - Determine the dates and methods of issue and the nature and form of the securities, including, at the Board's discretion, subordinated and unsubordinated fixed term and perpetual bonds or notes.

               - Authorize the Company to suspend the exercise of the rights attached to the share equivalents, if necessary, for a period not to exceed three months.

               - In the case of issuance of shares or share equivalents in payment for securities acquired in connection with a public tender offer:

                    - Draw up the list of securities tendered for exchange.

                    - Fix the terms of issue, the exchange parity and the amount of any cash payment to be made.

                    - Determine the method of issue in connection with a paper bid, a cash or paper bid or a paper bid with a cash alternative.

               - Charge the share issuance costs against the related paid-in surplus, together with any amounts required to raise the legal reserve to an amount corresponding to 10% of the new capital following each share issue, without seeking the prior authorization of the shareholders.

               - Enter into any and all agreements, take any and all measures and carry out any and all formalities in connection with the issue and servicing of the shares and share equivalents issued pursuant to this authorization and the exercise of the rights attached thereto.

          8. By virtue of this authorization, shares and share equivalents without pre-emptive subscription rights, are to be paid in cash or by capitalizing premiums, retained earnings or otherwise, without effecting the validity of any issues carried out pursuant to said previous authorizations prior to the date of the Meeting.

     - Fifteenth Resolution

          (Stock options)

          The Shareholders' Meeting, having heard the report of the Board of Directors and the Auditors' special report, resolves, in accordance with Articles L.225-177 to L.225-185 of the Commercial Code and the other relevant provisions of the Code:

               1. To authorize the Board of Directors to grant stock options, on one or several occasions, to the following categories of persons, said options being exercisable either for new shares issued for this purpose or for shares purchased by the Company on the market in accordance with the law.

               2. That this authorization shall be valid for a period of thirty-eight months from the date of this Meeting.

               3. That the options may be granted to:

                    - employees, or selected employees or certain categories of employees,

                    - "mandataires sociaux" (executive directors), as defined by law, or selected mandataires sociaux of the Company or the French or foreign companies or "groupements d'interet economique" (intercompany partnerships) that are directly or indirectly related to the Company, within the meaning of Article L 225-180 of the Commercial Code.

               4. That the total number of exercisable options granted for subscription or purchase may not exceed 3% of the share capital.

               5. That the exercise price of options to subscribe new shares will be set on the date of grant of the options by the Board of Directors, and may not represent less than 80% of the average of the opening prices quoted for the Company's shares on the Euronext Paris market over the 20 trading days preceding the date of grant.

               6. That the exercise price of options to purchase existing shares will be set on the date of grant of the options by the Board of Directors, and may not represent less than 80% of the average of the opening prices quoted for the Company's shares on the Euronext Paris market over the 20 trading days preceding the date of grant or 80% of the average price paid for the shares held by the Company pursuant to Article L.225-208 and/or Article L.225-209 of the Commercial Code. No options to subscribe new shares or purchase existing shares may be granted (i) within the period of 20 trading days following the date on which the shares go ex-dividend, or ex-rights in the case of a rights issue, (ii) during the 10 trading days before and after the date of publication of the financial statements of the Group or, failing that, of the Company, (iii) between the date on which the Board of Directors becomes aware of information which, if it were publicly disclosed, could have a material impact on the Company's share price, and the end of a period of 10 trading days after the day on which this information is made public.

               7. That, in accordance with Article L.225-178 of the Commercial Code, shareholders shall automatically waive their pre-emptive right to subscribe any shares issued on exercise of the options granted under this authorization.

               8. That the Board of Directors shall have full powers to implement this authorization, in accordance with the law, and:

                    - To set the terms and conditions of grant of the options, to draw up the list of grantees or categories of grantees, as provided for above, and to determine the circumstances in which the option exercise price and the number of shares acquired may be adjusted, in particular in the cases dealt with in Articles 174-8 to 174-16 of Decree no. 67-236 of March 23, 1967.

                    - To fix the option exercise period or periods, provided that the life of the options does not exceed a period of eight years from the date of grant.

                    - To provide for the temporary suspension of the right to exercise the options, for a maximum period of three months, in the case of any financial transactions involving the exercise of any rights attached to the Company's shares.

                    - To carry out, directly or through a representative, all actions and formalities required to implement any capital increase or increases carried out pursuant to this authorization, amend the bylaws to reflect the new capital and generally do whatever is necessary.

                    - At the Board's sole discretion and if appropriate, to charge the share issuance costs against the related premium and deduct from the premium the amount necessary to raise the legal reserve to one-tenth of the new capital after each capital increase.

               9. The Shareholders' Meeting notes that this authorization supersedes all earlier authorizations to grant stock options given to the Board of Directors, to the extent that these authorizations have been used.

     - Sixteenth Resolution

       (Authorization to carry out employee share issues governed by article L.225-138 of the Commercial Code and article L.443-5 of the Labor Code)

       The Shareholders' Meeting, having heard the report of the Board of Directors and the Auditors' special report, resolves, in accordance with articles L.225-138 and L.225-129-VII of the Commercial Code, to authorize the Board of Directors and any duly authorized representative of the Board to carry out employee share issues governed by article L.225-138 of the Commercial Code and article L.443-5 of the Labor Code. The shares may be offered to employees of the Company and those of related companies, within the meaning of the law, who are members of an Employee Stock Ownership Plan or a voluntary share-save scheme. The number of shares offered may not exceed 1% of the capital increase carried out pursuant to the authorizations given in the thirteenth, fourteenth and fifteenth resolutions of this Meeting.

     - Seventeenth Resolution

       (Employee share issues)

       The Shareholders' Meeting, having heard the report of the Board of Directors and the Auditors' special report, resolves, in accordance with Article L 225-180 of the Commercial Code and the other relevant provisions of the Code, and Articles L.443-1 et seq. of the Labor Code:

          - To cancel the authorization given to the Board of Directors by the Extraordinary Shareholders' Meeting of February 4, 2003 to increase the capital, on one or several occasions over a five-year period from the date of the Meeting, by a maximum amount of EUR 40 million, through the issuance of a maximum of 10 million new EUR 4 par value shares.

          - To authorize the Board of Directors to increase the capital, on one or several occasions over a five-year period from the date of this Meeting, by a maximum amount of EUR 40 million, through the issuance of a maximum of 10 million new EUR 4 par value shares.

          - That the aggregate number of shares held, directly or indirectly, by employees at any time under the Group's employee stock ownership plan(s) may not exceed 5% of the Company's capital stock.

          - That shareholders shall automatically waive their pre-emptive right to subscribe the shares to be issued to employees by virtue of this authorization.

          - To give full powers to the Board of Directors to:

               a) Decide, at the time of each share issue, whether the shares are to be subscribed directly by employees who are members of the Group employee stock ownership plan or indirectly, through a corporate mutual fund or otherwise.

               b) Set the date and the terms and conditions of the share issues carried out under this authorization, including the period-of-service requirement to be met by eligible employees; the period allowed for employees to exercise their rights; the issue price of the new shares, which may not be less than 20% of the opening price average quoted for Sodexho Alliance shares over the 20 trading days preceding the date of the Board of Directors' decision to carry out the employee share issue; the opening and closing dates of the subscription period; the date from which the new shares will carry dividend rights, which may be set retroactively; the period allowed for paying up the new shares, not to exceed three years; and, if appropriate, the maximum number of shares that may be subscribed per employee and per issue.

               c) Place on record the capital increases corresponding to the number of shares actually subscribed.

               d) Carry out any and all necessary formalities, directly or through a representative.

               e) Amend the bylaws to reflect the new capital, after each capital increase.

               f) Charge the share issuance costs against the related premium and deduct from the premium the amount necessary to raise the legal reserve to one-tenth of the new capital after each capital increase.

               g) Generally do whatever is necessary.

          Resolution proposed by Shareholders without Company's Board approval

          Resolution A

          (Modification of Article 16.5 of the Company's Articles of Incorporation concerning double voting rights)

          The Shareholders' Meeting resolves to modify Article 16.4 of the Company's Articles of Incorporation concerning double voting rights as follows:

          New 16.4

          "4 - A right to a double vote, in addition to that conferred to the other shares, with regard to the proportion of the company capital which they represent, is conferred:

          - upon all fully paid-up shares for which there is evidence of a registered entry in the name of one single shareholder, for a period of two years at least,

          - upon registered shares allotted free of charge upon a shareholder, in the case of a capital increase by way of the incorporation of profits, reserves or issue premiums, on the basis of former shares for which the shareholder has such right."

          Former 16.4

          "4 - A right to a double vote, in addition to that conferred to the other shares, with regard to the proportion of the company capital which they represent, is conferred:

          - upon all fully paid-up shares for which there is evidence of a registered entry in the name of one single shareholder, for a period of four years at least,

          - upon registered shares allotted free of charge upon a shareholder, in the case of a capital increase by way of the incorporation of profits, reserves or issue premiums, on the basis of former shares for which the shareholder has such right."

     - Eighteenth Resolution

       (Powers to carry out formalities)

       The Shareholders' Meeting grants full powers to the bearer of a copy or extract of the minutes of this Meeting to carry out all necessary formalities.